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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  2054

                                   FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                       Commission File Number  0-19430


            CIRCLE FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

            11100 READING ROAD, SHARONVILLE, OHIO  45241-1904
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            COMMON STOCK, $1.00 PAR VALUE PER SHARE
(Title of each class of securities covered by this Form)


(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)    [ ]    Rule 12h-3(b)(1)(i)     [  ]
            Rule 12g-4(a)(1)(ii)   [ ]    Rule 12h-3(b)(1)(ii)    [  ]
            Rule 12g-4(a)(2)(i)    [ ]    Rule 12h-3(b)(2)(i)     [  ]
            Rule 12g-4(a)(2)(ii)   [ ]    Rule 12h-3(b)(2)(ii)    [  ]
                                          Rule 15d-6              [  ]

      Approximate number of holders of record as of the certification or notice date: NONE

      Pursuant to the requirements of the Securities Exchange Act of 1934 Fidelity Financial of Ohio, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: OCTOBER 11, 1996              By:/S/ JOHN R. REUSING
                                    John R. Reusing, President of
                                    Fidelity Financial of Ohio, Inc.


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.
The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (8-93)